Exhibit 99.1

Nanox Announces Third Quarter of 2023 Financial Results and

Provides Business Update

Reports progress towards global supply chain development and commercial deployment

Ended the third quarter of 2023 with cash, cash equivalents, restricted cash and marketable securities of $95.6 million

Management to host conference call and webcast Tuesday, November 28, 2023 at 8:30 AM ET

Management to host investor day on December 4, 2023

NEVE ILAN, Israel— November 28, 2023 — NANO-X IMAGING LTD (NASDAQ: NNOX) (“Nanox” or the “Company”), an innovative medical imaging technology company, today announced results for the third quarter ended September 30, 2023 and provided a business update.

Third Quarter 2023 Highlights and Recent Developments:

●

On September 29, 2023, the Company entered into a manufacture and supply agreement with Varex Imaging Corporation (“Varex,” Nasdaq: VREX), a leading innovator, designer and manufacturer of X-ray imaging components, under which Varex will supply X-ray tubes utilizing the Nanox digital X-ray source for the Nanox.ARC system. Under the agreement, the Company may order X-ray tubes from Varex for use in its Nanox.ARC system. Varex agreed to manufacture and supply the X-ray tubes in exchange for payment therefor in the form of a revenue-sharing fee (subject to a minimum annual amount per system) based on the Company’s pay-per-scan revenue from Nanox.ARC systems using Varex X-ray tubes worldwide. Subject to receipt of requisite local regulatory clearance, Nanox has also agreed to use Varex X-ray tubes in a minimum percentage of all Nanox.ARC systems that are deployed and operating.

●	Generated $2.5 million in revenue in the third quarter of 2023, compared to $2.4 million in the third quarter of 2022.

●	Established first U.S.-based commercial site and demonstration center at an imaging center in New Jersey, which operates patient imaging and demonstrates Nanox.ARC systems to medical imaging professionals.

●	Entered into an Evaluation Agreement with 626 OpCo, LLC, a national healthcare technology & equipment management company, to provide services for the Nanox.ARC including warehousing, installation, training, maintenance, and customer support.

●	Formally started the process of securing the CE mark designation in the European Union.

●	Received regulatory approval from the Ghana Food and Drugs Authority for the Nanox.ARC system deployed at the University of Ghana Medical Centre, making it available for training and clinical use.

●	Formally started the process of securing the CE mark designation in the European Union.

●	Received regulatory clearance for the Nanox.ARC systems from the Medical Device Division of the Ministry of Health in Israel and a free sale certificate.

“The Nanox team made tremendous progress toward commercialization of the groundbreaking Nanox.ARC technology in the third quarter, capped off by the first US system deployment in a commercial imaging center in New Jersey. The Nanox.ARC system at this site will be used for patient imaging as well as serve as our demonstration center for the Nanox.ARC and marks the beginning of Nanox' commercial expansion into the U.S. market,” said Erez Meltzer, Chief Executive Officer of Nanox. “Alongside this initial system deployment, we have partnered with 626, an established Florida-based firm that will provide the necessary installation and support services for future Nanox.ARC users.  Outside of the U.S., we continued to advance the deployment of the Nanox.ARC system globally.  These efforts include multiple initiatives such as receiving regulatory clearance in Israel, formally kicking off the process of submitting our technical file for obtaining a CE mark with the Notified Body and receiving regulatory clearance for the Nanox.ARC system that was placed in Ghana earlier this year. It is truly an exciting time for Nanox.”

Financial results for three months ended September 30, 2023

For the three months ended September 30, 2023 (the “reported period”), the Company reported a net loss of $21.4 million, compared to a net loss of $19.1 million for the three months ended September 30, 2022 (which is referred as the “comparable period”), representing an increase of $2.3 million. The increase was largely due to a goodwill impairment of $7.4 million and an increase of $0.4 million in sales and marketing expenses, which was offset by a decrease in the general and administration expenses in the amount of $5.6 million.

The Company reported revenue of $2.5 million in the reported period, compared to $2.4 million in the comparable period. During the reported period, the Company started to generate revenue through the sales and deployment of its imaging systems while continuing to generate revenues through the sales of teleradiology services and AI solutions.

The Company’s gross loss during the reported period totaled $1.7 million (gross loss margin of (67%)) on a GAAP basis, as compared to a gross loss of $1.5 million (gross loss margin of (60%)) in the comparable period. Non-GAAP gross profit for the reported period was $0.9 million (gross profit margin of approximately 37%), as compared to $1.1 million (gross profit margin of approximately 46%) in the comparable period.

The Company’s revenue from teleradiology services for the reported period was $2.2 million, as compared to revenue of $2.4 million in the comparable period. The decrease in the Company’s revenue from teleradiology services was mainly attributable to customer attrition.

The Company’s GAAP gross profit from teleradiology services for the reported period was $0.2 million (gross profit margin of approximately 11%), as compared to $0.6 million (gross profit margin of approximately 26%) in the comparable period. Non-GAAP gross profit of the Company’s teleradiology services for the reported period was $0.8 million (gross profit margin of approximately 36%) as compared to $1.2 million (gross profit margin of approximately 49%) in the comparable period. The decreases in the gross profit margins on a GAAP and non-GAAP basis were attributable mainly to an increase in the cost of the engaged radiologists due to increases in reading rates and incentive payments which the Company paid to radiologists to engage during overnight and weekend shifts.

As mentioned above, during the reported period the Company started to generate revenue through the sales and deployment of its imaging systems which amounted to $99 thousand for the reported period, with a gross profit of $36 thousand (gross profit margin of approximately 37%) on a GAAP and Non-GAAP basis. The revenue stems from the sale and deployment of our 2D systems in Africa.

The Company’s revenue from its AI solutions for the reported period was $141 thousand with a gross loss of $1.9 million on a GAAP basis, as compared to revenue of $87 thousand with a gross loss of $2.1 million in the comparable period. Non-GAAP gross profit of the Company’s AI solutions for the reported period was $75 thousand, as compared to a loss of $41 thousand on a non-GAAP basis in the comparable period. During the third quarter of 2023, Nanox AI continued to complete pilot programs with marketplaces, marketplace costumers and health organizations in anticipation of full deployment of its products.

Research and development expenses for the reported period were $6.0 million, as compared to $6.1 million in the comparable period. The decrease of $0.1 million was mainly due to a decrease in cost of labor of $0.6 million, which was offset by an increase in the Company’s development expenses of the Nanox.ARC system in the amount of $0.5 million.

Sales and marketing expenses for the reported period were $1.1 million, as compared to $0.7 million in the comparable period. The increase was mainly due to an increase in the Company’s marketing expenses in preparation of its entrance into the U.S. market.

General and administrative expenses for the reported period were $5.0 million, as compared to $10.6 million in the comparable period. The decrease of $5.6 million was mainly due to a decrease in legal expenses in the amount of $2.9 million, largely as a result of the finalization of the SEC investigation and reaching a settlement of the class action litigation, a decrease in share-based compensation in the amount of $2.7 million and a decrease in the cost of the directors’ and officers’ liability insurance premium in the amount of $0.3 million.

Goodwill impairment for the reporting period was $7.4 million, which was resulted from the goodwill impairment related to the teleradiology and Nanox.AI reporting units. The impairment was largely due to the increased discount rate and management estimates that it would take longer than we originally expected to generate revenues, gross profit, and positive operating cash flows in the AI and Teleradiology business segments.

As previously disclosed, the Company and Ran Poliakine, Chairman of the board of directors of the Company, reached final agreements with the SEC staff to settle the SEC investigation. The agreements were approved by the United States District Court for the Southern District of New York in October 2023. The Company agreed to pay a civil penalty in the amount of $0.7 million, which was paid during October 2023.

Non-GAAP net loss attributable to ordinary shares for the reported period was $9.4 million, as compared to $8.1 million in the comparable period. The increase of $1.3 million was mainly due to the decrease in the non-GAAP gross profit of $0.2 million and increase of $1.1 million in our operating expenses. Non-GAAP gross profit for the reported period was $0.9 million, as compared to $1.1 million in the comparable period. Non-GAAP research and development expenses for the reported period were $4.9 million, as compared to $5.0 million in the comparable period. Non-GAAP sales and marketing expenses for the reported period were $0.9 million, as compared to $0.4 million in the comparable period. Non-GAAP general and administrative expenses for the reported period and the comparable period were $4.5 million.

The difference between the GAAP and non-GAAP financial measures above is mainly attributable to amortization of intangible assets, goodwill impairment, share-based compensation, change in contingent earnout liability, legal fees in connection with the class-action litigation and the SEC investigation, accrual in connection with the settlement of the SEC investigation. A reconciliation between GAAP and non-GAAP financial measures for the three- and nine-month periods ended September 30, 2023, and 2022 is provided in the financial results that are part of this press release.

Liquidity and Capital Resources

As of September 30, 2023, the Company had total cash, cash equivalents, restricted cash and marketable securities of $95.6 million, compared to $102.9 million as of December 31, 2022.

The decrease in the Company’s cash, cash equivalents, restricted cash and marketable securities of $7.3 million during the nine-month period ended September 30, 2023, was primarily due to negative cash flow from operations of $32.3 million and the purchase of property and equipment of $2.8 million, which was offset by cash flow from financing of $27.2 million largely from the capital raise that the Company consummated during the third quarter of 2023, as discussed below.

On July 26, 2023, the Company raised $30 million in a registered direct offering by selling 2,142,858 of the Company’s ordinary shares, together with warrants to purchase up to 2,142,858 ordinary shares at a combined purchase price of $14.00 per share. The net proceeds of the offering were approximately $27 million, excluding any proceeds that may be received upon the exercise of the warrants, after deducting placement agent fees and other offering expenses payable by the Company. The warrants have an exercise price of $19.00 per share, are exercisable immediately upon issuance and will expire five years from issuance. The warrants are exercisable for cash only so long as the Company has an effective registration statement covering the issuance of shares upon the exercise of the warrants. The Company accounted for the issued warrants as an equity in accordance with ASC 480-10, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.

Other Assets

As of September 30, 2023, the Company had property and equipment of $45.1 million as compared to $43.5 million as of December 31, 2022. The increase was mainly attributed to the purchase of equipment and parts for the assembly of Nanox.ARC (including the Nanox.CLOUD) units.

As of September 30, 2023, the Company had intangible assets and goodwill of $83.3 million as compared to $98.6 million as of December 31, 2022. The decrease was attributable to the periodic amortization of intangible assets in the amount of $7.9 million and goodwill impairment of $7.4 million.

Shareholders’ Equity

As of September 30, 2023, the Company had approximately 57.7 million shares outstanding as compared to 55.1 million shares outstanding as of December 31, 2022. The increase was mainly due to the issuance of 2,142,858 of the Company’s ordinary shares in consideration of gross proceeds of $30 million, the issuance of 224,938 shares upon the exercise of options, which generated, in the aggregate, approximately $0.9 million in gross proceeds to the Company and the issuance of 255,392 ordinary shares to the former stockholders of USARAD, in consideration for the achievement of certain milestones in connection with the first earn-out period, as defined in the USARAD Stock Purchase Agreement and a global settlement of both parties’ performance obligations under the USARAD Stock Purchase Agreement.

Conference Call and Webcast Details

Tuesday, November 28, 2023 @ 8:30am ET

Individuals interested in listening to the conference call may do so by joining the live webcast on the Investors section of the Nanox website under Events and Presentations. Alternatively, individuals can register online to receive a dial-in number and personalized PIN to participate in the call. An archived webcast of the event will be available for replay following the event.

About Nanox:

Nanox (NASDAQ: NNOX) is focused on applying its proprietary medical imaging technology and solutions to make diagnostic medicine more accessible and affordable across the globe. Nanox’s vision is to increase access, reduce costs and enhance the efficiency of routine medical imaging technology and processes, in order to improve early detection and treatment, which Nanox believes is key to helping people achieve better health outcomes, and, ultimately, to save lives. The Nanox ecosystem includes Nanox.ARC— a multi-source Digital Tomosynthesis system that is cost-effective and user-friendly; an AI-based suite of algorithms that augment the readings of routine CT imaging to highlight early signs often related to chronic disease (Nanox.AI); a cloud-based infrastructure (Nanox.CLOUD); and a proprietary decentralized marketplace, through Nanox’s subsidiary, USARAD Holdings Inc., that provides remote access to radiology and cardiology experts; and a comprehensive teleradiology services platform (Nanox.MARKETPLACE). Together, Nanox’s products and services create a worldwide, innovative, and comprehensive solution that connects medical imaging solutions, from scan to diagnosis. For more information, please visit www.nanox.vision.

Forward-Looking Statements:

This press release may contain forward-looking statements that are subject to risks and uncertainties. All statements that are not historical facts contained in this press release are forward-looking statements. Such statements include, but are not limited to, those relating to the initiation, timing, progress and results of the Company’s research and development, manufacturing, and commercialization activities with respect to its X-ray source technology and the Nanox.ARC, the ability to realize the expected benefits of its recent acquisitions and the projected business prospects of the Company and the acquired companies. In some cases, you can identify forward-looking statements by terminology such as “can,” “might,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “should,” “could,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information the Company has when those statements are made or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that could cause actual results to differ materially from those currently anticipated include: risks related to (i) Nanox’s ability to continue to develop of the Nanox imaging system; (ii) Nanox’s ability to successfully demonstrate the feasibility of its technology for commercial applications; (iii) Nanox’s expectations regarding the necessity of, timing of filing for, and receipt and maintenance of, regulatory clearances or approvals regarding its technology, the Nanox.ARC and Nanox.CLOUD from regulatory agencies worldwide and its ongoing compliance with applicable quality standards and regulatory requirements; (iv) Nanox’s ability to realize the anticipated benefits of acquisitions, which may be affected by, among other things, competition, brand recognition, the ability of the acquired companies to grow and manage growth profitably and retain their key employees; (v) Nanox’s ability to enter into and maintain commercially reasonable arrangements with third-party manufacturers and suppliers to manufacture the Nanox.ARC; (vi) the market acceptance of the Nanox imaging system and the proposed pay-per-scan business model; (vii) Nanox’s expectations regarding collaborations with third-parties and their potential benefits; and (viii) Nanox’s ability to conduct business globally; (ix) changes in global, political, economic, business, competitive, market and regulatory forces, including the continuation and escalation of the military conflicts in Israel; (x) the costs incurred with respect to and the outcome of the securities class action litigation Nanox is currently subject to and any similar or other claims and litigation it may be subject to in the future; and (xi) risks related to business interruptions resulting from the COVID-19 pandemic or similar public health crises, among other things.

For a discussion of other risks and uncertainties, and other important factors, any of which could cause Nanox’s actual results to differ from those contained in the Forward-Looking Statements, see the section titled “Risk Factors” in Nanox’s Annual Report on Form 20-F for the year ended December 31, 2022, and subsequent filings with the U.S. Securities and Exchange Commission. The reader should not place undue reliance on any forward-looking statements included in this press release.

Except as required by law, Nanox undertakes no obligation to update publicly any forward-looking statements after the date of this press release to conform these statements to actual results or to changes in the Company’s expectations.

Non-GAAP Financial Measures

This press release includes information about certain financial measures that are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), including non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP research and development expenses, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP other expenses and non-GAAP basic and diluted loss per share. These non-GAAP measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies. These non-GAAP measures are adjusted for (as applicable) amortization of intangible assets, goodwill impairment, share-based compensation expenses, change in contingent earnout liability, legal fees in connection with class-action litigation and the SEC investigation, accrual in connection with the settlement of the SEC investigation. The Company’s management and board of directors utilize these non-GAAP financial measures to evaluate the Company’s performance. The Company provides these non-GAAP measures of the Company’s performance to investors because management believes that these non-GAAP financial measures, when viewed with the Company’s results under GAAP and the accompanying reconciliations, are useful in identifying underlying trends in ongoing operations. However, these non-GAAP measures are not measures of financial performance under GAAP and, accordingly, should not be considered as alternatives to GAAP measures as indicators of operating performance. Further, these non-GAAP measures should not be considered measures of the Company’s liquidity. A reconciliation of certain GAAP to non-GAAP financial measures has been provided in the tables included in this press release.

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands except share and per share data)

	September 30, 2023	December 31, 2022
	U.S. Dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	66,384	38,463
Marketable securities - short term	28,609	39,161
Accounts receivables net of allowance for credit losses of $43 and $34 as of September 30, 2023 and December 31, 2022, respectively	1,163	977
Prepaid expenses	203	2,414
Other current assets	1,262	1,446
TOTAL CURRENT ASSETS	97,621	82,461

NON-CURRENT ASSETS:
Restricted cash	353	66
Property and equipment, net	45,147	43,545
Operating lease right-of-use asset	2,925	1,157
Marketable securities - long term	249	25,198
Intangible assets	83,260	91,219
Goodwill	-	7,420
Other non-current assets	1,757	2,867
TOTAL NON-CURRENT ASSETS	133,691	171,472
TOTAL ASSETS	231,312	253,933

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Accounts payable	1,632	3,619
Accrued expenses	12,529	12,240
Deferred revenue	517	182
Contingent short term earnout liability	1,482	4,250
Current maturities of operating lease liabilities	603	740
Other current liabilities	3,277	4,043
TOTAL CURRENT LIABILITIES	20,040	25,074

NON-CURRENT LIABILITIES:
Non-current operating lease liabilities	2,288	398
Long term loan	3,346	3,481
Non-current deferred revenue	-	398
Contingent long-term earnout liability	-	4,089
Deferred tax liability	3,047	3,330
Other long-term liabilities	560	483
TOTAL NON-CURRENT LIABILITIES	9,241	12,179
TOTAL LIABILITIES	29,281	37,253

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary Shares, par value NIS 0.01 per share 100,000,000 authorized at September 30, 2023 and December 31, 2022, 57,717,425 and 55,094,237 issued and outstanding at September 30, 2023 and December 31, 2022, respectively	165	158
Additional paid-in capital	512,497	477,953
Accumulated other comprehensive loss	(646)	(1,974)
Accumulated deficit	(309,985)	(259,457)
TOTAL SHAREHOLDERS’ EQUITY	202,031	216,680
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	231,312	253,933

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE LOSS

(U.S. dollars in thousands except share and per share data)

	Nine Months Ended September 30,		Three Months Ended September 30,
	2023	2022	2023	2022
REVENUE	7,508	6,446	2,479	2,438

COST OF REVENUE	12,384	11,579	4,141	3,897

GROSS LOSS	(4,876)	(5,133)	(1,662)	(1,459)

OPERATING EXPENSES:
Research and development	19,237	19,412	6,038	6,089
Sales and marketing	3,134	2,882	1,146	698
General and administrative	20,481	33,069	5,047	10,630
Goodwill impairment	7,420	14,338	7,420	-
Change in contingent earnout liability	(4,506)	(11,303)	17	953
Other expenses, net	1,260	423	663	-
TOTAL OPERATING EXPENSES	47,026	58,821	20,331	18,370
OPERATING LOSS	(51,902)	(63,954)	(21,993)	(19,829)
REALIZED LOSS FROM SALE OF MARKETABLE SECURITIES	(178)	-	-	-
FINANCIAL INCOME, net	1,292	902	511	305
OPERATING LOSS BEFORE INCOME TAXES	(50,788)	(63,052)	(21,482)	(19,524)

INCOME TAX BENEFIT	260	2,646	79	398
NET LOSS	(50,528)	(60,406)	(21,403)	(19,126)

BASIC AND DILUTED LOSS PER SHARE	(0.90)	(1.16)	(0.37)	(0.37)
Weighted average number of basic and diluted ordinary shares outstanding (in thousands)	55,900	52,180	57,148	52,276
Comprehensive Loss:
Net Loss	(50,528)	(60,406)	(21,403)	(19,126)
Other comprehensive gain (loss):

Unrealized gain (loss) from available for-sale securities	1,328	(1,852)	367	(254)
Total comprehensive loss	(49,200)	(62,258)	(21,036)	(19,380)

NANO-X IMAGING LTD.

UNAUDITED CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

				Accumulated
	Ordinary shares		Additional	other
	Number of		paid-in	comprehensive	Accumulated
	shares	Amount	capital	deficit	deficit	Total
	U.S. Dollars in thousands
BALANCE AT JANUARY 1, 2023	55,094,237	158	477,953	(1,974)	(259,457)	216,680
Changes during the period:
Issuance of ordinary shares and warrants, net of issuance expenses **	2,142,858	6	27,133	-	-	27,139
Issuance of ordinary shares upon exercise of options	224,938	*	870	-	-	870
Issuance of ordinary shares under settlement agreement with former shareholders of USARAD Holding Inc.	255,392	1	1,560	-	-	1,561
Other comprehensive gain	-	-	-	1,328	-	1,328
Share-based compensation	-	-	4,981	-	-	4,981
Net loss for the period	-	-	-	-	(50,528)	(50,528)
BALANCE AT SEPTEMBER 30, 2023	57,717,425	165	512,497	(646)	(309,985)	202,031

*	Less than $1.
**	Issuance expenses totaled to $2,861

				Accumulated
	Ordinary shares		Additional	other
	Number of		paid-in	comprehensive	Accumulated
	shares	Amount	capital	deficit	deficit	Total
	U.S. Dollars in thousands
BALANCE AT JULY 1, 2023	55,559,767	159	482,971	(1,013)	(288,582)	193,535
Changes during the period:
Issuance of ordinary shares and warrants, net of issuance expenses **	2,142,858	6	27,133	-	-	27,139
Issuance of ordinary shares upon exercise of options	14,800	*	275	-	-	275
Other comprehensive gain	-	-	-	367	-	367
Share-based compensation	-	-	2,118	-	-	2,118
Net loss for the period	-	-	-	-	(21,403)	(21,403)
BALANCE AT SEPTEMBER 30, 2023	57,717,425	165	512,497	(646)	(309,985)	202,031

*	Less than $1.
**	Issuance expenses totaled to $2,861

NANO-X IMAGING LTD.

UNAUDITED CONDENSED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

	Ordinary shares		Additional	Accumulated other
	Number of shares	Amount	paid-in capital	comprehensive deficit	Accumulated deficit	Total
	U.S. Dollars in thousands
BALANCE AT JANUARY 1, 2022	51,791,441	149	438,820	(607)	(146,214)	292,148
Changes during the period:
Issuance of ordinary shares upon exercise of options under the ESOP Plan	192, 820	*	280	-	-	280
Other comprehensive loss	-	-	-	(1,852)	-	(1,852)
Issuance of ordinary shares upon achievement of a milestone	89,286	*	953	-	-	953
Issuance of ordinary shares upon exercise of warrants	192,927	1	369	-	-	370
Share-based compensation	-	-	16,339	-	-	16,339
Net loss for the period	-	-	-	-	(60,406)	(60,406)
BALANCE AT SEPTEMBER 30, 2022	52,266,474	150	456,761	(2,459)	(206,620)	247,832

*	Less than $1.

	Ordinary shares		Additional	Accumulated other
	Number of shares	Amount	paid-in capital	comprehensive deficit	Accumulated deficit	Total
	U.S. Dollars in thousands
BALANCE AT JULY 1, 2022	52,214,721	150	451,825	(2,205)	(187,494)	262,276
Changes during the period:
Issuance of ordinary shares upon exercise of options under the ESOP Plan	51,753	-	125	-	-	125
Other comprehensive loss	-	-	-	(254)	-	(254)
Share-based compensation	-	-	4,811	-	-	4,811
Net loss for the period	-	-	-	-	(19,126)	(19,126)
BALANCE AT SEPTEMBER 30, 2022	52,266,474	150	456,761	(2,459)	(206,620)	247,832

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Nine Months Ended September 30,
	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(50,528)	(60,406)
Adjustments required to reconcile net loss to net cash used in operating activities:
Share-based compensation	4,981	16,339
Amortization of intangible assets	7,959	7,958
Impairment of Goodwill	7,420	14,338
Exchange rate differentials	(228)	(227)
Change in contingent earnout liability	(4,506)	(11,303)
Depreciation	753	626
Deferred tax liability, net	(283)	(2,725)
Realized loss from sale of marketable securities	178	-
Amortization of premium, discount and accrued interest on marketable securities	717	1,093
Impairment of property and equipment	883	133
Changes in Operating Assets and Liabilities:
Accounts receivable	(186)	(70)
Prepaid expenses and other current assets	2,395	3,663
Other non-current assets	38	(726)
Accounts payable	(1,378)	2,438
Operating lease assets and liabilities	(15)	(105)
Accrued expenses and other liabilities	(477)	425
Deferred Revenue	(63)	(30)
Other long-term liabilities	77	(179)
Net cash used in operating activities	(32,263)	(28,758)

CASH FLOWS PROVIDED BY INVESTING ACTIVITIES:
Purchase of property and equipment	(2,775)	(7,387)
Purchase of marketable securities	-	(8,454)
Proceeds from maturity of marketable securities	35,112	18,691
Proceeds from sale of marketable securities	822	-
Investment in equity securities	-	(1,010)
Net cash provided by investing activities	33,159	1,840

CASH FLOWS FROM FINANCING ACTIVITIES:

Payment due to settlement of contingent earnout liabilities	(790)	-

Proceeds from issuance of ordinary shares and warrants, net of issuance expenses	27,139	-
Proceeds from issuance of ordinary shares upon exercise of warrants	-	370
Proceeds from issuance of ordinary shares upon exercise of options	870	260
Net cash provided by financing activities	27,219	630
EFFECT OF CHANGES IN EXCHANGES RATE ON CASH BALANCES IN FOREIGN CURRENCIES	93	(88)
NET CHANGE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	28,208	(26,376)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF THE PERIOD	38,529	66,772
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF THE PERIOD	66,737	40,396

SUPPLEMENTARY INFORMATION ON ACTIVITIES INVOLVING CASH FLOWS
Cash paid for interest	99	58
Cash paid for income taxes	22	146
SUPPLEMENTARY INFORMATION ON ACTIVITIES NOT INVOLVING CASH FLOWS -
Purchase of property and equipment, not yet paid	-	16
Ordinary shares issued in connection with earnout liability	1,561	953
Operating lease liabilities arising from obtaining operating right-of use assets	2,495	-
Ordinary shares issued due to exercise of warrants and options	-	20
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH:
Cash and cash equivalents	66,384	40,331
Restricted cash	353	65
Total cash, cash equivalents and restricted cash	66,737	40,396

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(U.S. dollars in thousands (except per share data))

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with GAAP. The Company uses information about certain financial measures that are not prepared in accordance with GAAP, including non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP research and development expenses, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses, non-GAAP other expenses and non-GAAP basic and diluted loss per share. These non-GAAP measures are adjusted for (as applicable) amortization of intangible assets, goodwill impairment, share-based compensation expenses, change in contingent earnout liability, legal fees in connection with the class-action litigation and the SEC investigation and accruals in connection with the settlement of the SEC investigation. The Company believes that separate analysis and exclusion of the one-off or non-cash impact of the above reconciling items (as applicable) adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting, and measuring results against the forecast. The Company believes that the non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance. However, these non-GAAP measures are not measures of financial performance under GAAP and, accordingly, should not be considered as alternatives to GAAP measures as indicators of operating performance.

Reconciliation of GAAP net loss attributable to ordinary shares to Non-GAAP net loss attributable to ordinary shares and Non-GAAP basic and diluted loss per share (U.S. dollars in thousands)

	Nine Months Ended		Three Months Ended
	September 30,		September 30,
	2023	2022	2023	2022

GAAP net loss attributable to ordinary shares	50,528	60,406	21,403	19,126
Non-GAAP adjustments:
Less: Class-action litigation and SEC investigation	4,203	5,225	(214)	2,642
Less: Amortization of intangible assets	7,959	7,958	2,653	2,654
Less: Impairment of goodwill	7,420	14,338	7,420	-
Less (Add): Change in the fair value of earn out liabilities’ obligation	(4,506)	(11,303)	17	953
Less: accrual in connection with the estimated settlement of the SEC investigation	650	-	-	-
Less: Share-based compensation	4,981	16,339	2,118	4,811
Non-GAAP net loss attributable to ordinary shares	29,821	27,849	9,409	8,066
BASIC AND DILUTED LOSS PER SHARE	0.53	0.53	0.16	0.15
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (in thousands)	55,900	52,180	57,148	52,276

Reconciliation of GAAP cost of revenue to Non-GAAP cost of revenue (U.S. dollars in thousands)

GAAP cost of revenue	12,384	11,579	4,141	3,897
Non-GAAP adjustments:
Amortization of intangible assets	7,668	7,668	2,556	2,557
Share-based compensation	41	81	13	25
Non-GAAP cost of revenue	4,675	3,830	1,572	1,315

Reconciliation of GAAP gross loss to Non-GAAP gross profit (U.S. dollars in thousands)

GAAP gross loss	(4,876)	(5,133)	(1,662)	(1,459)
Non-GAAP adjustments:
Amortization of intangible assets	7,668	7,668	2,556	2,557
Share-based compensation	41	81	13	25
Non-GAAP gross profit	2,833	2,616	907	1,123

Reconciliation of GAAP gross loss margin to Non-GAAP gross profit margin (in percentage of revenue)

GAAP gross loss margin	(65)%	(79)%	(67)%	(60)%
Non-GAAP adjustments:
Amortization of intangible assets	102%	119%	103%	105%
Share-based compensation	1%	1%	1%	1%
Non-GAAP gross profit margin	38%	41%	37%	46%

Reconciliation of GAAP research and development expenses to Non-GAAP research and development expenses (U.S. dollars in thousands)

GAAP research and development expenses	19,237	19,412	6,038	6,089
Non-GAAP adjustments:
Share-based compensation	2,893	3,879	1,158	1,093
Non-GAAP research and development expenses	16,344	15,533	4,880	4,996

Reconciliation of GAAP sales and marketing expenses to Non-GAAP sales and marketing expenses (U.S. dollars in thousands)

GAAP sales and marketing expenses	3,134	2,882	1,146	698
Non-GAAP adjustments:
Amortization of intangible assets	291	290	97	97
Share-based compensation	334	663	149	229
Non-GAAP sales and marketing expenses	2,509	1,929	900	372

Reconciliation of GAAP general and administrative expenses to Non-GAAP general and administrative expenses (U.S. dollars in thousands)

GAAP general and administrative expenses	20,481	33,069	5,047	10,630
Non-GAAP adjustments:
Class-action litigation and SEC investigation	4,203	5,225	(214)	2,642
Share-based compensation	1,713	11,716	798	3,464

Non-GAAP general and administrative expenses	14,565	16,128	4,463	4,524

Reconciliation of GAAP other expenses to Non-GAAP other expenses (income) (U.S. dollars in thousands)

GAAP other expenses	1,260	423	663	-
Non-GAAP adjustments:
Accrual in connection with the estimated settlement of the SEC investigation	650	-	-	-

Non-GAAP other expenses	610	423	663	-